

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Wayne Rodrigue
Chairman and Chief Executive Officer
Exousia Advanced Materials, Inc.
16533 Shady Lane
Channelview, TX 77530

Re: **Exousia Advanced Materials, Inc.**
        Preliminary Proxy Statement on Schedule 14A Amendment No.2
        Filed on: March 18, 2010
        File No.: 000-51381

Dear Mr. Rodrigue:

      We have completed our review of the preliminary proxy statement. We have no further comments at this time.

                Sincerely,

                Pamela A. Long
                Assistant Director

cc: F. Kyle Longhofer, Esq. (via facsimile @ 713-785-2091)